Exhibit 99.1

For immediate release
June 20, 2006
Petro-Canada Extends Offer for Canada Southern Petroleum Ltd.

Petro-Canada (TSX: PCA, NYSE: PCZ) Calgary, Alberta - On June 20, 2006, Petro-Canada extended the offer by its wholly-owned subsidiary Nosara Holdings Ltd. to acquire all of the common shares of Canada Southern Petroleum Ltd. ("Canada Southern"). The offer, as extended, is now open for acceptance until 7:00 p.m. (Mountain Daylight Time) on July 5, 2006, unless further extended or withdrawn.

The offer price for each common share of Canada Southern remains unchanged at U.S. $7.50 per share. Petro-Canada expects to mail a Notice of Extension in respect of the extension of the offer to Canada Southern shareholders on June 21, 2006. Petro-Canada has been advised by the depository for the offer that a total of 61,601 common shares have been deposited to the offer as of June 20, 2006.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. We create value by responsibly developing energy resources and providing world class petroleum products and services. Our common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Canada Southern. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was initially filed with the SEC on May 15, 2006. Canada Southern stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Canada Southern stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Kingsdale Shareholder Services Inc., the Information Agent for the offer, at 1-866-639-8089.

(Background information: On May 15, 2006, Petro-Canada, through its wholly-owned subsidiary Nosara Holdings Ltd., commenced a cash offer for all outstanding shares of Canada Southern Petroleum. The offer is for a cash price of US$7.50 per share, or approximately US$113 million in total on a fully diluted basis. The offer represents a premium of 58% over the closing price of Canada Southern’s shares on NASDAQ on the day before the offer was announced.)

For more information please contact:

Media & general inquiries:	Investor and analyst inquiries:
Michelle Harries	Gord Ritchie
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: 403-296-3648	Tel: 403-296-7691
Cell: 403-870-7374

Pam Tisdale
Investor Relations
Petro-Canada (Calgary)
Tel: 403-296-4423
Cell: 403-606-3982